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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Simon Property Group, Inc.

(Name of Issuer)

Common stock, par value $.0001 per share of Simon Property Group, Inc.

(Title of Class of Securities)

828806 10 9

(Cusip Number)

March 24, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 828806 10 9

1.	Name of Reporting Person: Edward J. DeBartolo, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,019,600

		6.	Shared Voting Power: 18,713,289

		7.	Sole Dispositive Power: 1,019,600

		8.	Shared Dispositive Power: 18,713,289

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,732,889

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.8%

12.	Type of Reporting Person: IN

2

13G
CUSIP No. 828806 10 9

1.	Name of Reporting Person: NID Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 16,179,802

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 16,179,802

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,179,802

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.1%

12.	Type of Reporting Person: CO

3

CUSIP NO. 828806 10 9	Page 3 of 8

Item 1(a)	Name of Issuer:

     Simon Property Group, Inc. (“SPG”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

115 West Washington Street Indianapolis, Indiana 46204

Items 2(a), 2(b)	Name of Persons Filing; Address of Principal Business Office; and :
and 2(c)	Citizenship

Name:	NID Corporation

Address:	100 DeBartolo Place, Suite 300 Youngstown, Ohio 44513

Citizenship:	Ohio
Name:	Edward J. DeBartolo, Jr.

Address:	100 DeBartolo Place, Suite 300 Youngstown, Ohio 44513

Citizenship:	U.S.A.

Item 2. (d)   Title of Class of Securities:

     SPG common stock, par value $.0001 per share (the “SPG Common Stock”).

Item 2. (e)  Cusip Number:

     828806 10 9

CUSIP NO. 828806 10 9	Page 4 of 8

Item 3. Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership

NID Corporation

(a) Amount beneficially owned(1):	16,179,802
(b) Percentage of class(2):	8.1%
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	16,179,802
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	16,179,802

Edward J. DeBartolo, Jr.

(a) Amount beneficially owned(3):	19,732,889
(b) Percentage of class(2):	8.8%
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	1,019,600
(ii) Shared power to vote or to direct the vote:	18,713,289
(iii) Sole power to dispose or to direct the disposition of:	1,019,600
(iv) Shared power to dispose or to direct the disposition of:	18,713,289

     (1)  Includes: (i) 163,150 Units (as defined below) held by Rues Properties, Inc., a wholly-owned subsidiary of NID Corporation, (ii) 186,252 Units held by Rues Properties II, LLC, an indirect wholly-owned subsidiary of NID Corporation (these Units were transferred from Rues Properties, Inc. to Rues Properties II, LLC in February 2003), (iii) 232,934 Units held by Rues Properties III, LLC, an indirect wholly-owned subsidiary of NID Corporation (these Units were transferred from Rues Properties, Inc. in February 2003), (iv) 576,850 Units held by Cheltenham, LLC, a joint venture investment with the DeBartolo Family (these Units were transferred from Cheltenham Shopping Center Associates in February 2003), (v) 2,350,000 Units held by EJDC II, LLC, a wholly-owned subsidiary of NID Corporation (these Units were transferred from NID Corporation to EJDC II, LLC

CUSIP No. 828806 10 9	Page 5 of 8

in February 2003), (vi) 1,523,963 Units held by EJDC III, LLC, a wholly-owned subsidiary of NID Corporation (these Units were transferred from NID Corporation to EJDC III, LLC in February 2003), (vii) 1,523,964 Units held by EJDC IV, LLC, a wholly-owned subsidiary of NID Corporation (these Units were transferred from NID Corporation to EJDC IV, LLC in February 2003), (viii) 2,000,000 Units held by DeBartolo LLC, a wholly-owned subsidiary of NID Corporation, (ix) 259,894 Units held by DeBartolo II, LLC, a wholly-owned subsidiary of NID Corporation (these Units were transferred from NID Corporation to DeBartolo II, LLC in February 2003), (x) 5,453,559 Units held by Great Lakes Mall LLC, an indirect wholly-owned subsidiary of NID Corporation, (xi) 1,905,236 Units held by NIDC LLC, an indirect wholly-owned subsidiary of NID Corporation, and (xii) 4,000 shares of Class C Common Stock (as defined below) held by NID Corporation.

(2)  Based on the Annual Report on Form 10-K, filed by SPG on March 7, 2003, there were 182,721,514 shares of SPG common stock, par value $0.0001 per share (“Common Stock”) outstanding as of February 14, 2003; including 3,200,000 shares of SPG class B common stock, par value $0.0001 per share; and 4,000 shares of SPG class C common stock, par value $0.0001 per share (“Class C Common Stock”). The percentage also includes the currently exercisable right to acquire 17,601,547 shares of SPG Common Stock upon the conversion of units of partnership interests in Simon Property Group, L.P. (the “Units”) beneficially held by Mr. DeBartolo or NID Corporation. As of December 31, 2002, SPG Realty Consultants, Inc. (“SPG Realty”) was merged into SPG which ended the paired share REIT structure that previously existed within SPG’s corporate structure. All of the outstanding stock of SPG Realty was previously held in trust for the benefit of the holders of Common Stock. As a result of the merger, SPG stockholders who were previously the beneficial owners of SPG Realty stock are now, by virtue of their ownership of the Common Stock, the owners of the assets and operations formerly owned or conducted by SPG Realty.

(3)  Includes: (i) 2,127,342 shares of Common Stock held by DeBartolo Funding Associates, LP, an entity controlled by Mr. DeBartolo and the Estate of Edward J. DeBartolo (Mr. DeBartolo is the executor and a beneficiary of the estate) these shares were converted from Units in January 2003 and were transferred from the Estate of Edward J. DeBartolo to DeBartolo Funding Associates in February 2003, (ii) 4,000 shares of Class C Common Stock held by NID Corporation, an entity controlled by Mr. DeBartolo, (iii) 1,019,600 Units held directly by Mr. DeBartolo, (iv) 16,175,802 Units which are held by various subsidiaries of NID Corporation (see note 2 above), an entity controlled by Mr. DeBartolo, (v) 134,372 Units held by the Lisa M. DeBartolo Revocable Trust of which Mr. DeBartolo is the trustee, (vi) 134,372 Units held by the Tiffanie L. DeBartolo Revocable Trust of which Mr. DeBartolo is the trustee, (vii) 134,372 Units held by the Nicole DeBartolo Revocable Trust of which Mr. DeBartolo is the trustee, (viii) 3,029 Units held by Cynthia R. DeBartolo, Mr. DeBartolo’s wife, (ix) does not include 463,271 Units redeemed by SPG from the Estate of Edward J. DeBartolo during September 2000, and (x) does not include the 740,000 Units that were converted into Common Stock in January 2003 and subsequently sold by DeBartolo Funding LLC in March 2003.

CUSIP No. 828806 10 9	Page 5 of 8

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

     N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     N/A

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     N/A

Item 8. Identification and Classification of Members of the Group:

     N/A

     Item 9. Notice of Dissolution of Group:

     N/A

     Item. 10. Certification (see Rule 13d-1(b) and (c)):

     N/A

EXHIBITS

     Exhibit A Joint Filing Agreement and Power of Attorney (Incorporated by reference to Exhibit A to Schedule 13G filed by the Reporting Persons on January 24, 2003).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2003
EDWARD J. DEBARTOLO, JR. NID CORPORATION
By:/s/ Lynn E. Davenport Attorney-in-Fact